UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-66657

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sequence Financial Specialists LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

181 E Evans St, Suite C-1
(No. and Street)

Florence	SC	29506
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

W. Michael Grady	843-853-8222	mgrady@sequencefinancialspecialists.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Schaps, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sequence Financial Specialists LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Financial Officer

Adriana Mendiola
Notary Public

ADRIANA MENDIOLA
My Notary ID # 130333913
Expires August 19, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SEQUENCE FINANCIAL SPECIALISTS LLC

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

PUBLIC REPORT

SEQUENCE FINANCIAL SPECIALISTS LLC
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

<u>**TABLE OF CONTENTS**</u>   <u>**Page**</u>

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Sequence Financial Specialists LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sequence Financial Specialists LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sequence Financial Specialists LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sequence Financial Specialists LLC's management. Our responsibility is to express an opinion on Sequence Financial Specialists LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sequence Financial Specialists LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PHILLIP V. GEORGE, PLLC

We have served as Sequence Financial Specialists LLC auditor since 2021.

Celeste, Texas
March 13, 2025

5179 CR 1026 CELESTE, TX 75423   214-358-5150   FAX 214-358-0222   PHIL@PVGEORGE.COM



SEQUENCE FINANCIAL SPECIALISTS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

<u>**ASSETS**</u>

Cash	$	492,570
Accounts receivable		313,205
Prepaid expenses		42,908
Right of use asset		8,800
Total Assets	$	857,483

<u>**LIABILITIES AND MEMBER'S EQUITY**</u>

LIABILITIES		
Accounts payable	$	71,033
Accrued compensation and related costs		369,052
Operating lease liability		8,800
Total Liabilities		448,885
MEMBER'S EQUITY		408,598
Total Liabilities and Member's Equity	$	857,483

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of Business

Sequence Financial Specialists LLC (the "Company"), was organized in April 2005 as a South Carolina limited liability company. The Company is a wholly owned subsidiary of Sequence Holdings, LLC (the "Parent"), a South Carolina limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corp. ("SIPC").

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and 3) referring securities transactions to other broker-dealers.

The Company's operations consist primarily of participating in the distribution of securities in private placement offerings, providing merger & acquisition and advisory services, serving as an administrative service provider to Regional Centers for EB-5 transactions, and serving as referring broker dealer for EB5 transactions involving foreign investors. For private placements and mergers & acquisition services, the Company's customers are primarily small to middle-market companies throughout the United States. For EB-5 transactions, the Company's customer are primarily foreign nationals investing in EB-5 projects to obtain U.S. permanent residency.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including participating in the distribution of securities in private placement offerings, providing merger & acquisition and advisory services, serving as an administrative service provider to Regional Centers for EB-5 transactions, and serving as referring broker dealer for EB5 transactions involving foreign investors. The Company has identified its Managing Director as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments — Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. At December 31, 2024, any potential allowance for credit losses is not material.

Revenue Recognition

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. The majority of the Company's revenue arrangements generally consist of a single performance obligation.

The Company participates in the distribution of securities in private placement offerings on a best-efforts basis. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized at closing. The Company believes that the performance obligation is satisfied at closing because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Revenue for merger and acquisition services is generally recognized at the point in time that performance under the arrangement is completed, generally the closing date of the transaction.

Fees for transactions under the U.S. Citizenship and Immigrations Services Immigrant Investor Program ("EB-5 Program") are recognized by the Company over time as the performance obligations are simultaneously provided by the Company and consumed by the customers. EB-5 commissions include commissions, consulting, interest on funding of capital contributions of EB 5 investors, advisory services, due diligence fees, and structuring fees related to the EB-5 Program.

Advertising

The Company expenses advertising and promotion costs as they are incurred. For the year ended December 31, 2024, the Company had $32,431 in promotion expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Leases

The Company leases office space under noncancelable leases. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The office space lease is included in operating lease right-of-use (ROU) asset and operating lease liability in the statement of financial condition. There are currently no finance leases.

ROU asset represents the right to use the underlying asset for the lease term, and lease liability represents the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain the option will be exercised.

The office lease agreement includes provisions for variable rent payments, which are adjusted periodically for inflation. The office lease agreement does not contain any material residual value guarantees.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

Income Taxes

The Company is a single member limited liability company and is disregarded for federal income tax purposes. The Company's taxable income or loss is included in the Partnership tax return of its Parent, resulting in all the federal tax liabilities or benefits relating to the operations of the Company passing through to the members of the Parent; therefore, federal income taxes are not payable by, or provided for, the Company.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $179,514, which was $150,175 in excess of its net capital requirement of $29,339. The Company's net capital ratio was 2.45 to 1.

4. COMMITMENTS AND CONTINGENCIES

Office Lease
The Company leases office space under a noncancelable operating lease through September 2025. The following summarizes the line items in the statement of financial condition which include amounts for the office space lease as of December 31, 2024:

Operating Lease	
Right-of-use-asset	$ 8,800
Lease liability	$ 8,800

The discount rate used on the operating lease was 0%.

The maturities of the lease liability as of December 31, 2024, were as follows:

2025	$ 8,800
Thereafter	-
Total lease payments	8,800
Less: interest	(0)
Present value of lease liability	$ 8,800

Operating lease expense totaled $39,008 for the year ended December 31, 2024, and is reflected in the accompany statement of operations as occupancy and equipment costs.

Contingencies
The Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The Company currently has one arbitration claim filed against it. The nature of this claim is related to the Company's activities in the securities industry. The arbitration seeks unspecified amounts of damages. No evaluation of the likelihood of an outcome or reasonable estimate of range or potential loss cannot be made by legal counsel on this open claim; however, the Company expects any potential loss to be covered by its errors and omissions insurance. The Company intends to vigorously defend itself against this action; however, the ultimate outcome of this and any other actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

5. CONCENTRATION OF CREDIT RISK AND RECEIVABLES

At various times during the year the Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2024, there was $242,570 cash held in excess of the FDIC insurance.

The Company has accounts receivable due from three customers totaling $164,240, or approximately 52% of total accounts receivable and 19% of total assets, at December 31, 2024.

6. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan ("Plan") covering substantially all employees. The Company and eligible employees both may contribute to the Plan. For the year ended December 31, 2024, there were no Company contributions to the Plan.

7. SUBSEQUENT EVENTS

Management has evaluated the effect subsequent events would have on the financial statements of the Company at December 31, 2024, through March 13, 2025, which is the date the financial statements were available to issue. There were no material subsequent events requiring recognition or additional disclosure in these financial statements.